UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Riemann Computing, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Michigan
>
> ***Date of organization***
> February 23, 2018

Physical address of issuer
801 W Big Beaver Rd , Ste 300-MB # 038 , Troy, MI 48084

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	71,468	48,061.00
Cash & Cash Equivalents	48,351	23,034.00
Accounts Receivable	0	0
Short-term Debt	0	0
Long-term Debt	150,515	138,515.00
Revenues/Sales	338	506.00
Cost of Goods Sold	0	0.00
Taxes Paid	0	0.00
Net Income	-50,616	-81,343.00


April 23, 2026

FORM C-AR

Riemann Computing, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Riemann Computing, Inc., a Michigan Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.riecomp.org no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Riemann Computing, Inc. (the "Company") is a Michigan Corporation, formed on February 23, 2018.

The Company is located at 801 W Big Beaver Rd , Ste 300-MB # 038 , Troy, MI 48084.

The Company's website is https://www.riecomp.org .

The information available on or through our website is not a part of this Form C-AR.

The Business

Riemann Computing develops a diverse portfolio of technologies, anchored by a core focus on advanced data compression. Riemann Computing is currently advancing its technologies through pilot programs and B2B channels, with plans to expand into B2C markets and transition toward SaaS and subscription-based business models.

RISK FACTORS

Risks Related to the Company's Business and Industry

Material factors that make an investment in Riemann Computing, Inc. speculative or risky:
The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through

borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

No governmental agency has reviewed the Company's offering. No state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could

adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the Company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract

customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

Fundraising outside of the platform Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

The founder of Riemann Computing Inc. is presently engaged in litigation as a plaintiff and faces multiple legal obligations, including matters concerning the protection and enforcement of the intellectual property rights of Riemann Computing Inc.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering

Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering

early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present public market for these Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Riemann Computing develops a diverse portfolio of technologies, anchored by a core focus on advanced data compression. Riemann Computing is currently advancing its technologies through

pilot programs and B2B channels, with plans to expand into B2C markets and transition toward SaaS and subscription-based business models.

Business Plan

Riemann Computing is a for-profit C-Corporation structured with specialized sub-entities dedicated to advancing distinct research initiatives. At the core of its technological portfolio is a proprietary approach to data compression, designed to dramatically reduce data transmission, processing, and storage costs—targeting efficiency improvements of 90% or greater. This foundational capability underpins a broader suite of innovations aimed at transforming telecommunications, infrastructure, and digital systems at scale. Through a combination of pilot programs, B2B partnerships, and strategic collaborations—including joint ventures and government initiatives—the company aims to position its technologies for widespread adoption, with long-term plans to expand into SaaS and subscription-based models.

Beyond its compression-driven architecture, Riemann Computing operates a diverse portfolio spanning distributed networking, energy systems, and advanced communications. Its offerings include a low-cost CAES (Compressed Air Energy Storage) battery system with rapid charge capabilities, distributed peer-to-peer connectivity modules, and highly affordable alternatives to traditional telemetry systems. These technologies collectively support a vision of decentralized, resilient infrastructure—enabling more efficient grid systems, expanded wireless capabilities, and a more open internet. Complementing its commercial efforts, the Stark Global Initiative serves as its nonprofit arm, advancing sustainability research and philanthropic projects focused on resource optimization and next-generation alternatives to legacy technologies.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrew Magdy Kamal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/23/2018- Present, Riemann Computing- CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/12/2026 - Present
Eastern Michigan University
Research/Graduate Assistant

01/01/2019 - Present

Bleunomics
Researcher

01/01/2019 - Present
The Intellectualism Party
Grassroots Organizer

02/23/2018 - Present
Riemann Computing
CEO

10/31/2022 -10/31/2023
Ford Motor Company
Cyber Defense Analyst

11/01/2023 - 06/17/2024
Ford Motor Company
DevSecOps Engineer

Education

• Bachelor's Degree - 2021 – Thomas Edison State University
• Certifications - Advanced Design Thinking - ISO/IEC 27701 Introduction - Predictive Analytics (Python) - Linear Optimization - Michigan Real Estate Agent (Various others)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrew Magdy Kamal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/23/2018-Present, Riemann Computing - CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/12/2026 - Present
Eastern Michigan University
Research/Graduate Assistant

01/01/2019 - Present
Bleunomics

Researcher

01/01/2019 - Present
The Intellectualism Party
Grassroots Organizer

02/23/2018 - Present
Riemann Computing
CEO

10/31/2022 -10/31/2023
Ford Motor Company
Cyber Defense Analyst

11/01/2023 - 06/17/2024
Ford Motor Company
DevSecOps Engineer

Education

• Bachelor's Degree - 2021 – Thomas Edison State University
• Certifications - Advanced Design Thinking - ISO/IEC 27701 Introduction - Predictive Analytics (Python) - Linear Optimization - Michigan Real Estate Agent (Various others)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	31,424,664
Voting Rights	There are voting rights at one vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Preferred Stock
Amount outstanding	7,500,000
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	These are the first to receive dividends or disbursements.

The Company has the following debt outstanding:

Type of debt	
Name of creditor	Family and Friends
Amount outstanding	$150,515
Interest rate and payment schedule	0%, payable on demand
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $150,515.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	60,000		Transferred as bonus	May 6, 2024	Section 4(a)(2)
Common Stock	18,219		Compensation for services rendered	March 27, 2025	Section 4(a)(2)
Common Stock	112,520	$86,490.00	Shares sold to Crust Corp (Netcapital Investors); R&D, Legal, Operating Expenses, and Netcapital closing fees.	September 27, 2023	Regulation CF

Ownership

The company has multiple stockholders, but a majority of the equity is owned by the founder as of 12/31/2025.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Andrew Kamal	96.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Results of Operations: The Company has not yet generated revenue. For the fiscal years ended December 31, 2024, and 2023, the Company incurred operating and administrative expenses of $81,849 and $86,869, respectively, and reported net losses of $81,343 and $86,869, respectively.

Liquidity and Capital Resources: From September 27, 2023 through December 5, 2025, the Company raised gross proceeds of $86,490 through the issuance of common stock under a Regulation CF offering. During 2024, the Company's CEO, Andrew Kamal, transferred 60,000 shares of common stock to an employee as a bonus; no cash consideration was involved in this transaction. In assessing the Company's valuation, primary consideration was given to the value of its intellectual property—particularly its published data compression patent —which has been cited by IBM and twice by Red Hat as having the potential to disrupt multiple industries, as well as to comparable market transactions.

The Company is actively pursuing capital formation to support infrastructure development, including a prospective Regulation CF offering via Wefunder alongside additional funding avenues. In parallel, it is engaging in government grant applications and working on advancing sales cycles to secure pilot opportunities. While profitability is not anticipated in the near term, the Company is focused on efficiently progressing through fundraising, sales, and regulatory milestones over the next twelve months. Riemann Computing remains committed to executing its commercialization strategy and is taking deliberate steps to establish the infrastructure necessary for long-term growth.

Liquidity and Capital Resources

On May 6, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On March 27, 2025 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On September 27, 2023 the Company conducted an offering pursuant to Regulation CF and raised $86,490.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Riemann Computing has secured a letter of intent with a mid-sized telco to pilot its technology for ISP services. That LOI needs funding in order to fullfill such a pilot, either through government and third party channels or a similar route.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor

or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Mother
Relationship to the Company	N/A
Total amount of money involved	$110,515
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Capital for runway
Description of the transaction	Loans, no interest, but payable on demand/potential lien or liability.

Company Other Transactions

Related Person/Entity	Andrew Kamal
Relationship to the Company	Founder & CEO
Total amount of money involved	$295,541
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Capital Contributions

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity Andrew Magdy Kamal (Founder)**Relationship to the Company**Founder or co-founder in these entities.**Total amount of money involvedBenefits or compensation received by related person**Major shareholder (owns 20% or more equity or interest)**Benefits or compensation received by Company**Riemann Computing helps fund some projects or operations in relationship to benefiting from some of the related technologies being utilized in its ecosystem.**Description of the transaction**QuantPortal LLC., BitBadges Inc., Starkcom Zambia LTD.

Competitors

Related Person/Entity Andrew Magdy Kamal (Founder)**Relationship to the Company**Founder**Total amount of money involvedBenefits or compensation received by related person**String Computing Inc. works on computing paradigms as well, but it is more on the theoretical side and less competitive than Riemann Computing. However, this can technically be viewed as competition.**Benefits or compensation received by CompanyDescription of the transaction**String Computing LLC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Andrew Magdy Kamal (Signature)Andrew Magdy Kamal (Name)CEO(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements



RIEMANN COMPUTING INC

AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2025

Prepared Under Generally Accepted Accounting Principles

TABLE OF CONTENTS

Independent Auditors' Report

To the Board of Directors and
Shareholders Riemann Computing Inc.

Report on the Financial Statements

Opinion

We have audited the accompanying balance sheet of Riemann Computing Inc. "The Company" as of December 31st 2025, and the related statements of incomes and expenditures and the notes to the financial statements for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Company as of December 31st 2025, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Organization's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in United States of America will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken based on these financial statements.

As part of an audit, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identified and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in

internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

DRENCHKO STEPHANIE
Certified Public Accountant

Drenchko Stephanie, CPA
License #: 098780
Drenchkostephanie@zerotograce.org
+1(949)354-4109
9 Knollwood Dr. Ballston Lake
NY 12019

Certified Public Accountant
Dated: April 24, 2026

Riemann Computing Inc

Balance Sheet

As of December 31, 2025

In US Dollars

	Notes	2025	2024
Assets			
Current Assets			
Cash and Bank Balances		48,351	21,124
Total Current Assets		**48,351**	**21,124**
Non-Current Assets			
Intangible assets			
Intellectual Property and Proprietary Software		-	-
Tangible assets			
Miners and Various Computing Equipment	7	20,343	22,040
Drone Parts	7a	2,774	2,987
Total Non-Current Assets		**23,117**	**25,027**
Total Assets		**71,468**	**46,151**
Liabilities and Equity			
Current Liabilities			
Short term liabilities		-	-
Total Current Liabilities		**-**	**-**
Long Term Liabilities			
Other liabilities		150,515	138,515
Total Long Term Liabilities		**150,515**	**138,515**
Total Liabilities		**150,515**	**138,515**
Equity			
Capital	8	265,582	201,649
Retained Earnings	9	(344,629)	(294,013)
Total Equity		**(79,047)**	**(92,364)**
Total Liabilities and Owner's Equity		**71,468**	**46,151**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Riemann Computing Inc

Income Statement
For the year ending December 31, 2025

In US Dollars

	Notes	2025	2024
Sales		338	506
Less: Cost of Goods Sold		-	-
Gross Profit		338	506
Operating Expenses			
General & Administrative Expenses	4	47,094	77,241
Selling & Marketing Expenses	5	3,859	6,518
Total Operating and Administrative Expenses		**50,953**	**83,759**
Operating Profit		(50,616)	(83,253)
Interest		-	-
Income Before Taxes			
Taxes		-	-
Net Income		**(50,616)**	**(83,253)**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Riemann Computing Inc

Statement of Change in Equity

As of December 31, 2025

In US Dollars

PARTICULARS	Capital	Retained Earnings	Total
Balance as of January 01, 2025	(92,364)	-	(92,364)
The Company has 38,972,728 shares of Outstanding Stock	-	-	-
Issued Share Capital During the Year 2023 (53,166 Shares @ $0.55 Per Share)	29,241	-	29,241
606 Shares Issued during year 2024 at $2.47 per Share	1,497	-	1,497
37133 Shares Issued during year 2024 at $0.79 per Share 60,000 Shares Issued during year 2024 at $0.79 per Share as Employee Bonus	29,335	-	29,335
Issued Share Capital During the Year 2024 (5247 Shares @ $0.55 Per Share)	2,886	-	2,886
7665 Shares issued during year 2025 at $2.47 per Share	18,933	-	18,933
18,219 Shares issued during year 2025 in Consideration of Services at $2.47 per Share	45,000	-	45,000
Founder Invested Capital	231,054	-	231,054
Retained Earnings	-	(344,629)	(344,629)
Balance as of December 31, 2025	**265,582**	**(344,629)**	**(79,047)**

See independent accountant's audit report and accompanying notes to financial statements.

Riemann Computing Inc

Statement of Change in Equity

As of December 31, 2025

In US Dollars

PARTICULARS	Capital	Retained Earnings	Total
Balance as of January 01, 2024	22,034	-	22,034
The Company has 38,972,728 shares of Outstanding Stock	-	-	-
Issued Share Capital During the Year 2023 (53,166 Shares @ $0.55 Per Share)	29,241	-	29,241
606 Shares Issued during year 2024 at $2.47 per Share	1,497	-	1,497
37133 Shares Issued during year 2024 at $0.79 per Share 60,000 Shares Issued during year 2024 at $0.79 per Share as Employee Bonus	29,335	-	29,335
Issued Share Capital During the Year 2024 (+5247 Shares @ $0.55 Per Share)	2,886	-	2,886
Founder Invested Capital	116,656	-	116,656
Retained Earnings	-	(294,013)	(294,013)
Balance as of December 31, 2024	201,649	(294,013)	**(92,364)**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Riemann Computing Inc

Cash Flow Statement

For the year ending December 31, 2025

In US Dollars

	2025	2024
CASH GENERATED FROM OPERATING ACTIVITIES		
Profit before tax	(50,616)	(83,253)
Adjustement for non-cash items - Depreciation/Amortization	1,910	1,910
Financial Charges	-	-
Operating Profit before working capital changes	**(48,706)**	**(81,343)**
Working Capital Changes		
Increase/ Decrease in current assets	-	-
Increase / Decrease in current liabilities	-	-
Cash Generated from Operation	-	-
Less: Financial Charges	-	-
Less: Income Tax Paid	-	-
Net Cash Generated from Operating Activities (A)	**(48,706)**	**(81,343)**
CASH FLOW FROM INVESTING ACTIVITIES		
Fixed Assets (Acquired)/Disposed	-	-
Intengibale Assets (Acquired)/Disposed	-	-
Net Cash Flow from Investing Activities (B)	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from short term Loan	12,000	28,515
Funds invested by Owner	63,932	33,718
Net Cash Flow from Financing Activites (C)	**75,933**	**62,233**
Net Cash Flow from All Activities (A+B+C)		
Add: Opening Cash & Cash Equivalents	21,124	40,234
Closing Cash and Cash Equivalents	**48,351**	**21,124**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Riemann Computing Inc

Notes to the Financial Statements

For the year ending December 31, 2025

In US Dollars

These notes form an integral part of the financial statements.

1. **LEGAL STATUS AND NATURE OF BUSINESS**

Riemann Computing Inc. develops cutting-edge technologies aimed at transforming the telecom and infrastructure industries. With a focus on innovation and disruption, the company delivers advanced solutions that drive efficiency, scalability, and industry-wide advancements.

2. **STATEMENT OF COMPLIANCE**

The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3. **BASIS OF MEASUREMENT**

These financial statements have been prepared under the historical cost convention. In this financial statement, all transactions have been accounted for on accrual basis.

4. **JUDGMENT, ESTIMATES AND ASSUMPTIONS**

The preparation of financial statements is in conformity with approved accounting standards which require management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Significant management estimates in these financial statements relate to the useful life of property, plant and equipment, provisions and doubtful receivables. However, the management believes that the change in outcome of estimates would not have a material effect on the amounts disclosed in the financial statements.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

Notes to the Financial Statements

- *Depreciation method, rates and useful lives of property, plant and equipment*

The management of the Company reassesses useful lives, depreciation method, and rates for each item of property, plan: and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

- *Provisions*

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

- *Impairment*

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

5. FUNCTIONAL AND PRESENTATION CURRENCY

These financial statements are prepared in United States Dollars which is the Business' functional currency.

6. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

- *Cash and cash equivalents*

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

Notes to the Financial Statements

- *Property and equipment*

Property and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

Depreciation is charged to income statement on reducing balance method by applying the depreciation rates so as to write off the depreciable amount of assets over their estimated useful lives. Depreciation on additions is charged from the month the asset is available for use, while no depreciation is charged in the month in which the asset is disposed oof.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

- *Intangible asset*

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bring the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

Riemann Computing Inc

Notes to the Financial Statements

For the year ending December 31, 2025

In US Dollars

- *Subsequent Events*

Management has evaluated subsequent events for recognition and disclosure in the financial statements through April 24, 2026 which is the date the financial statements were available to be issued. Through April 24, 2026 no subsequent events required recognition or disclosure in the financial statements.

- *Taxation*

The Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the year 2025.

- *Provisions*

A provision is recognized when, and only when, the companies have a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

- *Use of estimates*

The preparation of financial statements requires the certain critical accounting estimates. It also requires the management to exercise its judgment in the process of applying the Company's accounting policies. Estimates and judgments are continually evaluated and are based on historical experience, including expectation of future events that are believed to be reasonable under the circumstances. The areas where various assumptions and estimates are significant to the Company's financial statements or where judgments were exercised in application of accounting policies are below:

- Operating fixed assets – tangible or intangible

- Loans and advances – net

Notes to the Financial Statements
In US Dollars

- *Advances, deposits and other receivables*

  Advances, deposits and other receivables are carried at original cost less an estimate made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off, when identified.

- *Accrued and Other Liabilities*

  These are recognized using the trade date accounting and are measured initially at cost.

- *Related Party Transactions (ASC 850)*

  The Company has received financial support from its founder in the form of capital contributions to fund ongoing operations. During the year ended 2025, the Company recorded an additional $12,000 in long-term obligations, resulting in total long-term liabilities of approximately $150,515 as of December 31, 2025.

  Included in long-term liabilities are amounts due to related parties and affiliates totaling $150,515, consisting of $110,515 payable to a related party (the founder's mother) and $40,000 payable to an advisor (Luke Yaldo). These balances represent unsecured, non-interest-bearing advances.

  There are no formal repayment terms, maturity dates, or written agreements associated with these advances. Repayment is expected to occur contingent upon the Company's future profitability or as otherwise agreed by the parties. Due to the absence of stated terms and the subordinated nature of these obligations, management has classified these amounts as long-term liabilities in the accompanying balance sheet.

- *Going Concern (ASC 205-40)*

  The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern.

  Management has evaluated the Company's financial condition and has determined that there are conditions and events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. Specifically, the Company has incurred recurring losses, has limited cash resources, and has relied primarily on financial support from the founder and related parties to sustain operations.

  Management's plans to alleviate these conditions include generating additional revenue,

Riemann Computing Inc

Notes to the Financial Statements

In US Dollars

- *Going Concern (ASC 205-40) (Continued)*

securing external financing, and managing operating expenditures. However, there can be no assurance that such plans will be successfully implemented.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. Miners and Various Computing Equipment
7a. Drone Parts

	2025	2024
Opening Balance	22,040	23,737
Addition during the year		
Miners and Various Computing Equipment	-	-
Less: Depreciation	(1,697)	(1,697)
Drone Parts	2,987	3,200
Less: Depreciation	(213)	(213)
Total	**23,117**	**25,027**

8. Capital

	2025	2024
Balance as of January 01, 2025	(92,364)	22,034
The Company has 38,972,728 shares of Outstanding Stock	-	-
Issued Share Capital During the Year 2023 (53,166 Shares @ $0.55 Per Share)	29,241	29,241
606 Shares Issued during year 2024 at $2.47 per Share	1,497	1,497
Issued Share Capital During the Year 2024 (5247 Shares @ $0.55 Per Share)	2,886	2,886
37133 Shares Issued during year 2024 at $0.79 per Share	29,335	29,335
60,000 Shares Issued during year 2024 at $0.79 per Share as Employee		
18,219 Shares issued during year 2025 in Consideration of Services at $2.47 per Share	45,000	-
7665 Shares issued during year 2025 at $2.47 per Share	18,933	-
Founder Invested Capital	231,054	116,656
Total	**265,582**	**201,649**

Notes to the Financial Statements

For the year ending December 31, 2025

In US Dollars

9. Retained Earnings

	2025	2024
Opening Balance	(294,013)	(210,760)
Profit and Loss during the period	(50,616)	(83,253)
Total	**(344,629)**	**(294,013)**

10. General & Administrative Expenses

	2025	2024
Software and Website	9,825	9,597
Legal and Professional Services	28,962	36,717
Outsource Services	2,297	6,951
Postage and Courier	768	697
Algorithmic Testing	-	761
Rent	759	1,991
Production	881	3,922
Travel	946	3,828
Intellectual Property	-	1,163
Philantrophy	107	2,340
Depreciation	1,910	1,910
Misc. Office Expenses	639	7,365
Total	**47,094**	**77,241**

11. Selling & Marketing Expenses

	2025	2024
Advertising and Marketing	3,859	6,518
Total	**3,859**	**6,518**

12. General

The year represents the whole year, as at December 31st 2025.